FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY
Seabridge Gold Inc.
106 Front Street East, Suite 400
Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE
June 8, 2019

ITEM 3.	NEWS RELEASE
Issued June 10, 2019 and distributed through the facilities of Newsfile Corp.
(Canadian Timely Disclosure).

ITEM 4.	SUMMARY OF MATERIAL CHANGE
The Company announced today that it has reached agreement with the Tahltan Nation on the terms of a Co-operation and Benefits Agreement in connection with Seabridge’s proposed KSM Project located in northwestern British Columbia, Canada. In a ratification vote among its membership, the Tahltan Nation voted 77.8% in favour of the Agreement. The Agreement represents another important milestone for the KSM Project and provides a thorough and co-operative framework for the parties to continue building the social license of the KSM Project.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE
See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102
Not applicable

ITEM 7.	OMITTED INFORMATION
No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER
Contact: Rudi Fronk
Telephone: (416) 367- 9292

ITEM 9.	DATED at Toronto, Ontario, this 10th day of June of 2019

Joint News Release

Trading Symbols:	TSX: SEA	F OR IMMEDIATE RELEASE
	NYSE: SA	June 10, 2019

Tahltan Nation and Seabridge Gold Execute Far-Reaching Agreement Covering Protections of Indigenous Rights and the Environment and Shared Economic Benefits for KSM Project

The Tahltan Nation and Seabridge Gold Inc. (Seabridge) (TSX:SEA; NYSE:SA) are pleased to announce that they have reached agreement on the terms of a Co-operation and Benefits Agreement in connection with Seabridge’s proposed KSM Project located in northwestern British Columbia, Canada. In a ratification vote among its membership, the Tahltan Nation voted 77.8% in favour of the KSM Project Impact Benefits Agreement (IBA). The agreement represents another important milestone for the Project and provides a thorough and co-operative framework for the parties to continue building the social license of the KSM Project.

Chad Norman Day, President of the Tahltan Central Government, comments that:

“The Tahltan people have spoken and have ratified the KSM IBA that provides the Tahltan Nation with far reaching economic benefits and strong commitments to the environmental management of the land that we hold sacred. The Tahltan Central Government has worked closely with Seabridge for more than a decade to bring the KSM Project from its early exploration stage through permitting. We have an excellent partnership with Seabridge. At each step of the way, Seabridge has been a respectful and willing partner to work with our people, communities and all levels of government to ensure our Tahltan environmental concerns and economic interests were properly addressed.”

Seabridge Chairman and CEO Rudi Fronk responded that:

“The Tahltan approach to engagement and negotiations has been professional and collaborative from the very beginning. We believe that the KSM IBA provides the basis for a genuine partnership between the KSM Project and the Tahltan Nation for decades to come. The Tahltan Nation’s representatives have made many valuable contributions to the evolution of KSM. We have listened to their environmental, cultural and economic concerns, which have been rooted in the best interests of the Tahltan Nation, and we have crafted ways of addressing these concerns into KSM’s design. From our perspective, our on-going relationship with the Tahltan Nation, which began more than a decade ago, captures the spirit of mutual respect, common goals and sensitivity to local interests that are needed in the development of major mining projects.”

About the Tahltan Central Government

The Tahltan Central Government (TCG) is the administrative governing body of the Tahltan Nation. The Iskut Band and the Tahltan Band continue to govern Tahltan interests with respect to the Indian Act. The TCG is the representative government of the Tahltan Nation with respect to inherent Aboriginal title and rights.

The Tahltan Nation’s Territory spans 95,933 square km of Northwest British Columbia or the equivalent of 11% of the province. Tahltan Territory includes 70% of BC’s Golden Triangle - a world-class mining jurisdiction with a thriving mineral exploration sector. Tahltan Territory is home to three of BC’s 19 operating mines or their shared footprint, and to approximately 25% of BC’s exploration activities by expenditure. Please visit TCG’s website at
www.tahltan.org.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at
http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

For further information please contact:

Rudi P. Fronk, Chairman and CEO, Seabridge Gold
Tel: (416) 367-9292 • Fax: (416) 367-2711
Email: info@seabridgegold.net

Gordon Infanti, Communications Director, Tahltan Central Government
Email: communicationsdirector@tahltan.org